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January 22, 2013

Securities and Exchange Commission

Judiciary Plaza

100 F Street, NE

Washington, D.C. 20549

Attention: John Grzeskiewicz, Division of Investment Management

Re:	ALPS ETF Trust

File Nos. 333-148826, 811-22175

Dear Mr. Grzeskiewicz:

Thank you for your comments regarding Post-Effective Amendment No. 98 to the registration statement on Form N-1A for ALPS ETF Trust (the “Trust”), relating to the VelocityShares Emerging Markets DR ETF, VelocityShares Russia Select DR ETF and VelocityShares Emerging Asia DR ETF (the “Funds”), filed with the Securities and Exchange Commission (the “Commission”) on September 19, 2012. Below, we describe the changes made to the registration statement in response to the Staff’s comments and provide any responses to or any supplemental explanations of such comments, as requested. These changes will be reflected in Post-Effective Amendment No. 136 to the Trust’s registration statement (the “Amendment”), which will be filed via EDGAR on or about January 22, 2013.

General Comments

Comment 1.	Please reword the “Investment Objectives” Section to place the words “before fees and expenses” after the word performance.

Response 1: The disclosure has been revised accordingly.

Comment 2.	Please add a footnote to “other expenses” in the Fee Table disclosing that these expenses are based on estimates of the current fiscal year.

Response 2: The disclosure has been revised accordingly.

Comment 3.	Are these ETFs consistent with existing Alps Trust Order without any amendments? If these Funds require amendments, have they been filed and when?

Response 3: No amendment to the ALPS ETF Trust exemptive order is required for the offering of the Funds.

Comment 4.

Please move the phrase “before fees and expenses” in the Principal Investment Strategies” section directly after the words “investment results” or Underlying Index to provide additional clarity to this sentence.

Response 4: The disclosure has been revised accordingly.

January 22, 2013

Comment 5.

Please provide additional information regarding the Underling Index. Please specify how many components comprise the Underlying Indices and the current weightings of the components in the Underlying Indices. How many depository receipts comprise the Indices generally? Will the Underlying Indices be publicly available from the Index Provider? Please confirm each Fund will replicate its Index. Finally, please clarify each Funds’ intended correlation to its Underlying Index.

Response 5: The requested information has been provided. We confirm that (a) information about the Underlying Indices will be publicly available and (b) each Fund will replicate its Underlying Index rather than engage in representative sampling.

Comment 6.	Please state how often the components of the Underlying Indices will be changed and the Underlying Indices rebalanced.

Response 6: The disclosure has been revised accordingly.

Comment 7.	Please disclose the details regarding sponsored versus unsponsored Depositary Receipts (“DRs”) in the Underlying Indices.

Response 7: The disclosure has been revised accordingly.

Comment 8.	Please clarify in the summary if the Funds will be fully invested in DRs, or whether the Funds may invest in money market instruments or other securities.

Response 8: The disclosure has been revised to clarify that the Funds normally will not invest in instruments other than DRs.

Comment 9.	Please confirm that the Funds will not be using derivatives to a material extent.

Response 9: We do confirm that the Funds will not be using derivatives to any material extent.

Comment 10.

Please revise the second paragraph on page 17 to clarify that generally only the shares associated with a share class, which is the basis of exchange for ADRs or GDRs, will be considered in an Underlying Index.

Response 10: The disclosure has been revised accordingly.

Comment 11.	In the Fund summaries, please include the sentence from “Secondary Investment Strategies” referring to each Fund investing at least 90% of its assets in components of its respective Underlying Index.

Response 11: The disclosure has been revised accordingly.

Comment 12.	Please confirm that the Adviser is not affiliated with the Index Provider, BNY Mellon.

Response 12: We do confirm that the Adviser is not affiliated with the Index Provider.

January 22, 2013

Comment 13.

Please clarify the disclaimer on page 25 regarding the “Investment Adviser does not guarantee the accuracy and/or the completeness of each Underlying Index or any data included therein.” Please confirm that the Adviser has a due diligence obligation of determining the accuracy of the data in the Underlying Indices, or explain why the Adviser has no such obligation.

Response 13: While the Adviser is responsible for determining that each Underlying Index is appropriate for its respective Fund to follow (and an Underlying Index would not be appropriate if its data does not meet a sufficient threshold of accuracy), that does not mean that the Adviser can guarantee the continuous accuracy of all data included in an Underlying Index. The disclaimer in question reflects the latter point and does not represent a disavowal of the Adviser’s ongoing responsibility to determine whether an Underlying Index is appropriate for its respective Fund.

VelocityShares Emerging Markets DR ETF

Comment 14.	Pursuant to Rule 35d-1. please insert a representation that the Fund will invest 80% in emerging market DRs.

Response 14: The disclosure has been revised accordingly.

VelocityShares Russia Select DR ETF

Comment 15.

Please specify how the American Depositary Receipts (“ADRs”) and London Stock Exchange-traded Global Depositary Receipts (“GDRs”) are determined for inclusion in the Underlying Index. What criteria are used to choose the ADRs and GDRs?

Response 15: The disclosure has been revised accordingly.

Comment 16.	Please revise the paragraph on the top of page 8 of the prospectus regarding emerging market countries to disclose more specific Russian market risks.

Response 16: The disclosure has been revised accordingly.

Comment 17.	Pursuant to Rule 35d-1. please insert a representation that the Fund will invest 80% in Russian DRs.

Response 17: The disclosure has been revised accordingly.

Comment 18.	Please disclose whether the government in Russia currently restricts the ability of foreign investors to invest in securities of issuers located or operating in Russia.

Response 18: The disclosure has been revised accordingly.

Comment 19.

Please disclose whether Russian law distinguishes between holders of DRs and holders of direct securities. Have the Russian courts or other government agencies been reluctant to recognize the rights of holders of DRs?

Response 19: The disclosure has been revised accordingly.

January 22, 2013

Comment 20.

Please disclose the custody and transfer processes applicable to Russian securities. To what extent does the Fund have legal recourse in the Russian courts? To what extent may foreign shareholders petition the Russian courts for redress of any grievances?

Response 20: With respect to the custody and transfer processes, we believe that such features and related risks are not applicable to the Fund because it only invests in DRs. The disclosure has been revised accordingly with respect to the other questions in this comment.

Comment 21.	Please confirm there are no liquidity issues in respect to the DRs.

Response 21: We confirm that the Funds do not expect that the DRs in which they invest will be illiquid.

VelocityShares Emerging Asia DR ETF

Comment 22.	Please disclose how the index provider determines which markets qualify as “emerging markets.”

Response 22: The disclosure has been revised accordingly.

Comment 23.	Pursuant to Rule 35d-1. please insert a representation that the Fund will invest 80% in Emerging Asian DRs.

Response 23: The disclosure has been revised accordingly.

Comment 24.	Please revise the paragraph on the top of page 13 of the prospectus regarding emerging market countries and disclose more specific Asian market risk.

Response 24: The disclosure has been revised accordingly.

Statements of Additional Information regarding the Funds

Comment 25.	Please confirm which Exchange, NASDAQ or NYSE Arca, the shares will be listed and traded on.

Response 25: The disclosure has been revised accordingly.

Comment 26.	Please discuss any investment practices that are discussed in the SAI that could be considered material or that might affect each Fund’s performance in the prospectus.

Response 26: The disclosure has been revised to the extent applicable.

Comment 27.	All disclosures in the SAI should pertain to the Funds. Please confirm that SAI disclosures are relevant to these Funds.

Response 27: The disclosure has been revised to the extent applicable.

* * * * * * * *

January 22, 2013

As you have requested and consistent with SEC Release 2004-89, on behalf of the Trust we hereby acknowledge that:

•	the Trust is responsible for the adequacy and accuracy of the disclosure in the filing;

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Trust from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Trust may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you would like to discuss any of these responses in further detail or if you have any questions, please feel free to contact Jeremy Senderowicz of Dechert LLP at (212) 641-5669. Thank you.

Best regards,

/s/ Jeremy Senderowicz